UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From             to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

MICROSOFT CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

FORM 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Microsoft Corporation Employee Stock Purchase Plan

Redmond, Washington

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Microsoft Corporation Employee Stock Purchase Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2021 and 2020, and the income and changes in plan equity for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Seattle, Washington

March 21, 2022

We have served as the auditor of the Plan since 1986.

STATEMENTS OF FINANCIAL CONDITION

December 31,	2021	2020

Assets
Plan cash held by Microsoft Corporation	$49,453,673	$49,458,890

Total assets	$49,453,673	$49,458,890

Liabilities and plan equity
Payable to participants	$49,453,673	$49,458,890
Plan equity	0	0

Total liabilities and plan equity	$49,453,673	$49,458,890

Refer to accompanying notes.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended December 31,	2021	2020	2019

Additions
Employee contributions, net of withdrawals	$1,774,440,702	$1,534,401,599	$1,265,017,373

Total additions	1,774,440,702	1,534,401,599	1,265,017,373

Deductions
Cost of shares purchased	1,724,987,029	1,484,942,709	1,227,514,590
Payable to participants	49,453,673	49,458,890	37,502,783

Total deductions	1,774,440,702	1,534,401,599	1,265,017,373

Changes in plan equity	0	0	0
Plan equity, beginning of year	0	0	0

Plan equity, end of year	$0	$0	$0

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General

The Microsoft Corporation Employee Stock Purchase Plan (the “Plan”) became effective on January 1, 2013. The Plan is intended to provide eligible employees of Microsoft Corporation (the “Company”) who wish to become shareholders of the Company a convenient method of doing so. The Plan covers substantially all employees of the Company who are considered regular employees, whose hire date is before the first business day of the three-month offering period, and whose customary employment is for more than five months in any calendar year.

Plan Administration

Fidelity is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Plan participants (“Participants”) may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock (“Shares”). Participant contributions are recorded in the period that the Participants’ payroll deductions are made. Participant contributions are not subject to vesting and are therefore fully vested at all times.

Share Purchases

Participants may elect to purchase Shares at 90% of the closing price reported on the exchange where the Shares are traded (“Fair Market Value”) on the last business day of each three-month offering period. The Plan operates with separate consecutive offering periods ending March 31, June 30, September 30, and December 31, with offering dates of April 1, July 1, October 1, and January 1, respectively. Shares are recorded as purchased on the trade date, which is the last business day of each offering period. Once Shares are settled in the subsequent period, they are distributed to each Participant’s account by the stock transfer agent.

Participants purchased 7,013,581, 8,429,825, and 10,115,416 Shares through the Plan during the years ended December 31, 2021, 2020, and 2019, respectively. Under the Plan, 84,809,502 Shares were reserved for future issuance as of December 31, 2021. The maximum number of Shares that will be offered under the Plan is 200,000,000.

Withdrawals

If a Participant elects to withdraw from the Plan at any time prior to the first day of the last calendar month of a three-month offering period, or if a Participant’s employment has been terminated at any time, the Plan refunds any amounts withheld during that period back to the Participant. All such amounts are included in employee contributions, net of withdrawals on the Statements of Income and Changes in Plan Equity. Refunds resulting from Participant withdrawals and terminations from the Plan were not significant during any of the periods presented.

Payable to Participants

Payable to participants represents cash in Participant accounts that was contributed to the Plan in amounts greater than the cost of the maximum number of Shares allowed to be purchased in a three-month offering period. All such amounts will be refunded to Participants from the Plan in the following offering period and are therefore not included in plan equity on the Statements of Financial Condition.

Limitations

Participants may not make contributions to the Plan exceeding 15% of their compensation. Additionally, Participants are prohibited from purchasing more than 2,000 Shares during a three-month offering period or purchasing Shares with an aggregate Fair Market Value in excess of $25,000 in any calendar year.

Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company’s stock are not permitted to purchase Shares under the Plan.

Administrative Expenses

All Plan administrative expenses are paid by the Company and are not reflected in the accompanying financial statements.

Termination

On November 30, 2021, Microsoft’s shareholders approved a new Plan (the “2022 Plan”), primarily to extend the termination date of the Plan from December 31, 2022 to December 31, 2031. The 2022 Plan became effective on January 1, 2022 and carries forward the material provisions of the Plan.

The 2022 Plan shall terminate at the earliest of the following:

•	December 31, 2031;

•

the date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not the surviving corporation;

•	the date the Board of Directors of the Company acts to terminate the 2022 Plan; or

•	the date when all Shares reserved under the 2022 Plan have been purchased.

In the event of a dissolution, merger, or acquisition of the Company, the Company may permit a Participant to purchase Shares to the extent of accumulated payroll deduction funds in the Participant’s account. In the event of a termination of the 2022 Plan, the assets will be returned to the Participants.

NOTE 2 — PLAN ASSETS

The Plan’s cash is maintained by the Company on behalf of the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Employee Stock Purchase Plan

/s/ KATHLEEN HOGAN
Kathleen Hogan
Executive Vice President, Human Resources

March 21, 2022